
Mail Stop 3720

March 31, 2010

Mr. Alex Waldemar Zornig
Chief Financial Officer
Tele Norte Leste Participações S.A.
Rua Humberto de Campos
425-8˚ andar
Leblon 22430-190
Rio de Janeiro-RJ, Brazil

      Re: Tele Norte Leste Participações S.A.
              Form 20-F for Fiscal Year Ended December 31, 2008
              Filed July 13, 2009
              File No. 1-14487

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Larry Spirgel
                         Assistant Director